UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-6523

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Bank of America 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of America Corporation

Bank of America Corporate Center

Charlotte, NC 28255

Financial Statements and Report of

Independent Registered Public Accounting Firm

The Bank of America 401(k) Plan

December 31, 2010 and 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and the Corporate Benefits Committee of

The Bank of America 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of The Bank of America 401(k) Plan (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Morris, Davis & Chan LLP

Charlotte, North Carolina

June 23, 2011

The Bank of America 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009

Assets
Investments, at fair value (Notes 2, 5, and 6)
Money market and interest bearing cash	$20,144,760	$44,695,149
U.S. government and government agency obligations	782,543	1,000,756
Corporate debt	108,009	390,874
Asset-backed securities	167,376	293,553
Mutual funds	4,295,620,482	3,540,035,805
Collective investment funds	748,463,248	594,341,591
Common and preferred stocks	1,328,406,342	1,464,635,361
Other investments	116,455	106,342

Total non-Master Trust investments	6,393,809,215	5,645,499,431
Plan interest in the Stable Value Master Trust (Notes 5 and 6)	1,772,531,951	1,738,412,420

Total investments	8,166,341,166	7,383,911,851

Accrued dividends and interest receivable	1,394,030	2,202,362
Employer contribution receivable	34,419,032	19,904,246
Employee contribution receivable	10,012,299	9,569,245
Participant notes receivable (Notes 1 and 2)	156,851,309	132,794,323
Other receivable	1,100,692	1,296,206

Total assets	8,370,118,528	7,549,678,233

Liabilities
Due to broker for securities purchased	1,200,252	1,996,028
Other payable	188,653	208,705

Total liabilities	1,388,905	2,204,733

Net assets reflecting all investments at fair value	8,368,729,623	7,547,473,500

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 5)	(44,789,199)	(24,288,846)

Net assets available for benefits	$8,323,940,424	$7,523,184,654

The accompanying notes are an integral part of these financial statements.

The Bank of America 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

Additions to net assets available for benefits attributed to:
Investment income
Net appreciation in fair value of investments (Note 7)	$434,620,908
Investment income from mutual funds	69,303,276
Interest	147,574
Dividends	4,016,688

Total non-Master Trust investment income	508,088,446
Plan interest in the Stable Value Master Trust investment income	58,032,685

Total investment income	566,121,131

Contributions
Employees	585,004,071
Employer (Note 1)	307,446,161

Total contributions	892,450,232

Other income	959,156

Interest income on participant notes receivable	7,193,796

Total additions	1,466,724,315

Deductions from net assets available for benefits attributed to:
Benefits paid to plan participants	661,159,065
Trustee and administrative fees (Note 2)	4,746,913
Other expense	62,567

Total deductions	665,968,545

Net increase	800,755,770

Net assets available for benefits
Beginning of year	7,523,184,654

End of year	$8,323,940,424

The accompanying notes are an integral part of these financial statements.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

1.	Description of the Plan

The following description of The Bank of America 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Associate Handbook and any supplements thereto for a more complete description of applicable Plan provisions. Other Plan provisions may also apply to participants from predecessor plans assumed by Bank of America Corporation (the Corporation) and merged into the Plan.

Plan Sponsor and Participating Employers

The Corporation is the Plan Sponsor. Participating employers in the Plan include the Corporation and certain of the Corporation’s principal subsidiaries.

General

The Plan is a defined contribution plan for employees of the Corporation and participating subsidiaries. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). All employees covered by the Plan are eligible to make pre-tax contributions as soon as administratively practical after employment commences. After-tax contributions are not permitted.

All employees covered by the Plan are eligible to receive company matching contributions after completing 12 months of service. Any pre-tax contributions made prior to completing 12 months of service are not eligible for the company matching contribution.

The Plan is administered by the Bank of America Corporation Corporate Benefits Committee (the Committee). The Board of Directors of the Corporation has the right at any time to remove any member of the Committee. Members of the Committee serve without compensation and act by majority vote. The Committee has overall responsibility for the operation and administration of the Plan including the power to construe and interpret the Plan, decide all questions that arise thereunder, and to delegate responsibilities.

Investment Alternatives

The Plan provides participants with a total of 27 investment alternatives as of December 31, 2010. Effective January 1, 2010, all assets of the LifePath Index 2010 Fund transferred to the LifePath Index Retirement Fund. Participants’ accounts invested in units of the LifePath Index 2010 Fund were automatically converted to holdings in the LifePath Index Retirement Fund. At that time, the LifePath Index 2010 Fund ceased to exist. Also effective July 30, 2010, the Plan began offering the LifePath Index 2055 Fund. Additional investment alternatives include 8 other LifePath Index Funds, 15 mutual funds, a Stable Value Fund and the Bank of America Corporation Common Stock Fund (invests primarily in the Corporation’s common stock).

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

1.	Description of the Plan (Continued)

Investment Alternatives (Continued)

Participants may elect to modify existing investment allocations on a periodic basis subject to the provisions of the Plan.

The Plan also includes a Segregated Fund that is not available for additional participant investments. The Segregated Fund consists of the segregated investments and accounts of certain participants of the former NationsBank Texas Plan.

Plan Trustee

Bank of America, N.A. (BANA) is the Plan Trustee.

Contributions

The Plan provides for participant pre-tax contributions through salary deductions ranging from 1% to 30% of base pay, overtime pay, shift differential pay, vacation and holiday pay, short-term disability benefits, and commissions, bonuses or other incentive pay designated by the Committee. In accordance with federal law, 2010 annual pre-tax contributions were limited to $16,500 for participants who are below age 50. Additional 2010 contributions of $5,500 were permitted for participants over age 50. Participants are permitted to change their contribution rate in multiples of 1% on a daily basis.

Company matching contributions are calculated and allocated to the participant’s account on a pay period basis. Company matching contribution is equal to the first 5% of plan-eligible compensation contributed by the participant for the pay period. Company matching contributions are made in cash and are directed to the same investment choices as the pre-tax contributions. An end of year “true-up” matching contribution is also provided.

Employer contributions include forfeitures and additional contributions which are made in the form of cash. After consideration of forfeitures, the actual cash remitted by the Corporation was $307,446,161 for 2010.

Payment of Benefits

While still in service, participants may generally withdraw employee and employer vested contributions as follows:

(1)	Employee contributions may be withdrawn in the case of financial hardship within the meaning of Section 401(k) of the Internal Revenue Code (IRC), disability or after age 59 1/2;

(2)	Company matching contributions for 2005 and later Plan years may be withdrawn in the case of disability or after age 59 1/2; and

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

1.	Description of the Plan (Continued)

Payment of Benefits (Continued)

(3)	Company matching contributions for pre-2005 Plan years may be withdrawn in the case of financial hardship (as referenced above), disability, after 5 years of Plan participation, or after age 59 1/2.

Following a participant’s death, disability, retirement or other separation from service, all vested amounts held in the Plan for a participant’s benefit are payable in a single lump sum. The form of payment is cash, except to the extent that the participant elects to have the portion of his/her account invested in the Bank of America Corporation Common Stock Fund distributed in shares of Bank of America Corporation Common Stock. Participants may elect to roll over a portion or all of their vested Plan balance to increase their monthly annuity payment under The Bank of America Pension Plan (the Pension Plan) if their vested cash balance account in the Pension Plan and account balance in this Plan both exceed $5,000. The Pension Plan is a defined benefit cash balance plan providing retirement benefits to eligible employees. The Plan provides other payment methods for certain participants in predecessor plans merged with the Plan.

Vesting of Benefits

Each participant is 100% vested in the participant’s pre-tax and rollover contributions to the Plan and company matching contributions as well as earnings thereon.

Participant Accounts

Each participant’s account is credited with the allocation of the participant’s pre-tax and matching contributions each pay period. Earnings for all funds are allocated to a participant’s account on a daily basis based on the participant’s account balance in relation to the total fund balance. Participants may elect to have the dividends earned on the Corporation’s stock allocated to their accounts paid directly to them in cash or reinvested in the Plan. Interest on participant loans is credited to the accounts of the participant making the payment.

Participant Notes Receivable

Participants with vested account balances of at least $2,000 may borrow from their vested account balance. The minimum loan amount is $1,000. The maximum loan amount is $50,000. The maximum loan amount is reduced by (i) the outstanding balance of any other loan from the Plan, the Pension Plan or The Bank of America Transferred Savings Account Plan (TSA Plan) or (ii) if greater, the highest outstanding balance of any other loan from the Plan, the Pension Plan or the TSA Plan any time during the one year period ending immediately before the date of the loan. The maximum loan amount may also not exceed 50% of the participant’s vested account balance, reduced by the outstanding balance of any other loan from the Plan, the Pension Plan or the TSA Plan.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

1.	Description of the Plan (Continued)

Participant Notes Receivable (Continued)

Participants may apply for a general purpose loan or a primary residence loan. At any time participants may have only one general purpose loan and one primary residence loan outstanding from the Plan.

Each loan bears an interest rate equal to the prime rate plus 1% and is fixed for the life of the loan. Interest rates ranged from 4.25% to 11.50% for loans held by the Plan as of December 31, 2010 and 2009.

Loan repayments are made from payroll deductions and are invested in accordance with the participant’s current investment direction for future contributions. The repayment period for general purpose loans is 12 to 57 months. In the case of a primary residence loan, the repayment period can be up to 180 months.

2.	Summary of Significant Accounting Policies

Recent Accounting Pronouncement

In January 2010, Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06), expanded the required disclosures about fair value measurements (see Note 6: Fair Value Measurements). ASU 2010-06 requires (i) separate disclosure of significant transfers into and out of level 1 and level 2, along with reasons for such transfers; (ii) separate presentation of gross purchases, sales, issuances, and settlements in the level 3 reconciliation; and (iii) presentation of fair value disclosures by “nature and risk” class for all fair value assets and liabilities. The requirements of ASU 2010-06 are effective for the current reporting period except for the level 3 reconciliation disaggregation which is required in 2011 reporting. The Plan’s financial statements are presented to conform to the requirements of ASU 2010-06.

Significant accounting policies of the Plan are summarized below:

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP). Revenues are recognized as earned. Benefits paid to plan participants are recorded when paid. All other expenses are recorded as incurred.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

2.	Summary of Significant Accounting Policies (Continued)

Management Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of Plan additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (see Note 6: Fair Value Measurements).

Benefit responsive investment contracts are stated at fair value and are adjusted to contract value (which represent contributions made under the contract, plus interest less withdrawals and administration expenses) on the Statements of Net Assets Available for Benefits (see Note 5: Interest in the Stable Value Master Trust). As described in Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, which was codified in Accounting Standards Codification (ASC) 962-205-45, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Realized gains (losses) on investment transactions are recorded as the difference between proceeds received and cost. Cost is determined on the average cost basis.

Net appreciation (depreciation) in fair value of investments includes the reversal of previously recognized appreciation (depreciation) related to investments sold during the period.

Investment securities purchased and sold are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

2.	Summary of Significant Accounting Policies (Continued)

Participant Notes Receivable

Participant notes receivable are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Plan Expenses

Trustee direct expenses, some professional fees and certain administrative fees for associate communication and services, recordkeeping and benefit payment services are paid by the Plan. These expenses are borne by participants based on their investments in the Plan’s investment funds. Other administrative expenses and some professional fees are paid by the Corporation.

Subsequent Events

In preparing the financial statements, transactions and events were evaluated for potential recognition. It was determined that there are no subsequent transactions that require disclosure to or adjustment in the financial statements.

Reclassifications

In September, 2010, ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, clarified the classification and measurement of the participant loans by defined contribution plans. ASU 2010-25 provided that in defined contribution plans’ financial statements, participant loans should be classified as notes receivable from the participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. Additionally, participant loans are exempt from (i) the disclosure requirements about fair value in paragraphs 825-10-50-10 through 50-16 of the ASC and (ii) credit quality disclosures required by the amendments in ASU 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.

The Plan reclassified participant loans to participant notes receivable totaling $156,851,309 and $132,794,323 as of December 31, 2010 and 2009, respectively, on the Statements of Net Assets Available for Benefits. Net assets of the Plan were not affected by the reclassification.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

3.	Concentrations of Investment Risk

Investments as of December 31, 2010 and 2009 that represent 5% or more of the Plan’s net assets available for benefits include the following:

	2010	2009

Bank of America Corporation Common Stock	$1,326,889,607	$1,462,758,448
Columbia Large Cap Index Fund	687,866,292	607,295,184
Columbia Mid Cap Index Fund	506,414,526	382,426,840
Dodge & Cox Stock Fund	427,530,442	*
Plan interest in the Stable Value Master Trust at contract value	1,727,742,752	1,714,123,574

*	Investment was below 5% of the Plan’s net assets at year end.

4.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

5.	Interest in the Stable Value Master Trust

A portion of the Plan’s investments is in the Stable Value Master Trust (Master Trust). The Master Trust was established on January 1, 2009 to provide a single collective investment vehicle for the Stable Value Fund investment option of the Plan, The Bank of America 401(k) Plan for Legacy Companies, and the TSA Plan, and effective December 3, 2010, the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan and the Merrill Lynch & Co., Inc. Retirement Accumulation Plan (collectively known as Participating Plans). The assets of the Master Trust are held by BANA, as Trustee, and the portfolio is managed by an unaffiliated investment advisor, The Dreyfus Corporation, a unit of BNY Mellon.

Each Participating Plan owns an undivided interest in the Master Trust.

The terms of the underlying investment contracts in the Stable Value Fund are benefit responsive, providing a guarantee by the issuer to pay principal plus accrued interest in response to benefit-related requests for payment.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

5.	Interest in the Stable Value Master Trust (Continued)

The value of the Plan’s interest in the Master Trust is based on the beginning value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses.

The fair market value of the investment contracts reported in the aggregate for the Master Trust was $3,661,075,833 and $3,335,714,669 as of December 31, 2010 and 2009, respectively. The Plan had an undivided interest of 48.42% and 52.12% in the following assets of the Master Trust as of December 31, 2010 and 2009, respectively:

	2010
	Contract Value	Investment at Fair Value	Wrap Contract Fair Value	Adjustment to Contract Value
Money market funds	$500,688,331	$500,688,331	$—	$—
Investment contracts:
Fixed maturity synthetic guaranteed investment contracts	588,546,374	603,537,780	524,556	(15,515,962)
Constant duration synthetic guaranteed investment contracts	2,357,556,397	2,429,717,391	2,687,903	(74,848,897)
Variable rate synthetic guaranteed investment contract	10,025,197	10,110,583	—	(85,386)
Guaranteed investment contracts	59,477,816	60,691,718	—	(1,213,902)
Collective investment funds	52,278,669	53,117,571	—	(838,902)

	3,568,572,784	3,657,863,374	3,212,459	(92,503,049)
Accrued expenses	(268,903)	(268,903)	—	—

Total Master Trust net assets	$3,568,303,881	$3,657,594,471	$3,212,459	$(92,503,049)

Plan interest in the Stable Value Master Trust	$1,727,742,752	$1,770,976,505	$1,555,446	$(44,789,199)

	2009
	Contract Value	Investment at Fair Value	Wrap Contract Fair Value	Adjustment to Contract Value
Money market funds	$240,731,916	$240,731,916	$—	$—
Investment contracts:
Fixed maturity synthetic guaranteed investment contracts	777,427,959	797,995,445	524,776	(21,092,263)
Constant duration synthetic guaranteed investment contracts	2,151,540,822	2,172,906,834	2,038,400	(23,404,411)
Variable rate synthetic guaranteed investment contract	10,051,161	10,409,290	—	(358,129)
Guaranteed investment contracts	58,511,381	59,699,218	—	(1,187,837)
Collective investment funds	50,848,695	51,408,790	—	(560,095)

	3,289,111,934	3,333,151,493	2,563,176	(46,602,735)
Accrued expenses	(242,394)	(242,394)	—	—

Total Master Trust net assets	$3,288,869,540	$3,332,909,099	$2,563,176	$(46,602,735)

Plan interest in the Stable Value Master Trust	$1,714,123,574	$1,737,076,520	$1,335,900	$(24,288,846)

For the year ended December 31, 2010, the Master Trust earned $110,675,974 in interest income. The average yield and crediting interest rates for such investments were 3.01% and 3.23%, respectively for 2010. The average yield credited to participants was 2.98% for 2010.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

5.	Interest in the Stable Value Master Trust (Continued)

The Stable Value Fund generally consists of the following types of guaranteed investment contracts (GICs) described below:

Guaranteed Investment Contracts

Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment.

Fair values of traditional GICs are calculated using the present value of the contract’s future cash flow values discounted by comparable duration Wall Street Journal GIC Index rates.

Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GICs return. The crediting rate on this product will reset periodically and it will have an interest rate of not less than 0%.

Fair values of separate account GICs are calculated using the market value provided by the insurance companies that manage the underlying assets of the product.

Fixed Maturity Synthetic Guaranteed Investment Contracts

General fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the fund (or plan) and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value benefit responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, fixed maturity synthetics are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and it will have an interest crediting rate not less than 0%.

Fair values of general fixed maturity synthetic GICs are calculated using the sum of all assets’ market values provided by Interactive Data Services, a third party vendor BNY Mellon has engaged to provide fixed income prices on a monthly basis.

Variable Synthetic Guaranteed Investment Contracts

Variable synthetic GICs consist of an asset or collection of assets that are managed by a bank or insurance company and are held in a bankruptcy remote vehicle for the benefit of the fund (or plan). The contract is benefit responsive and provides next day liquidity at book value. The crediting rate on this product resets every quarter based on the current market index rates at that time and an investment spread. The investment spread

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

5.	Interest in the Stable Value Master Trust (Continued)

Variable Synthetic Guaranteed Investment Contracts (Continued)

is established at time of issuance and is guaranteed by the issuer for the life of the investment.

Fair values for variable synthetic GICs are calculated using the present value of the contract’s future cash flow values discounted by comparable swap rates.

Constant Duration Synthetic Guaranteed Investment Contracts

Constant duration synthetic GICs consist of a portfolio of securities owned by the fund (or plan) and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value benefit responsive payments will be made for participant directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together and it will have an interest crediting rate of not less than 0%.

Fair values for constant duration synthetic GICs are calculated using the market values provided by the external investment managers BNY Mellon or its clients have engaged to provide investment services.

In the absence of an actively traded market, discounted cash flows are only an estimate of the contract’s economic value. These values are not a useful value for participant statement purposes nor are they representative of the value that may be received from those contracts in either a participant disbursement or an early termination of the contract.

It is probable that withdrawals and transfers resulting from the following events will limit the ability of the fund to transact at book or contract value. Instead, market value will likely be used in determining the payouts to the participants:

•	Employer-initiated events – events within the control of the plan or the plan sponsor which would have a material and adverse impact on the fund;

•	Employer communications designed to induce participants to transfer from the fund;

•	Competing fund transfer or violation of equity wash or equivalent rules in place;

•	Changes of qualification status of the plan.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

5.	Interest in the Stable Value Master Trust (Continued)

In general, issuers may terminate the contract and settle at other than contract value if the qualification status of employer or plan changes, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.

All contracts are benefit responsive unless otherwise noted.

6.	Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

• Quoted prices for similar assets or liabilities in active markets;

• Quoted prices for identical or similar assets or liabilities in inactive markets;

• Inputs other than quoted prices that are observable for the asset or liability; and

• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

6.	Fair Value Measurements (Continued)

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2010 and 2009.

Money market funds and interest bearing cash are valued at cost, which approximates fair value.

U.S. government and government agency obligations, common and preferred stocks, corporate debt, and real estate investment trusts (classified under Other investments) are valued at the closing price reported on the active market on which the securities are traded.

Asset-backed securities are valued using the external broker bids, where available.

Mutual funds are valued at the net asset value of shares held by the Plan at year end.

Collective investment funds are valued based on the closing market price reported on the active market on which the underlying investments are traded.

Common stocks are valued at the closing market price reported on the active market on which the securities are traded.

Investment contracts, including wrap contracts, held in the Master Trust which are comprised of fixed maturity synthetic GIC, constant duration synthetic GIC, variable rate synthetic GIC and traditional GIC are valued using the present value of the contracts’ future cash flow values discounted by comparable duration Wall Street Journal GIC Index rates. In relation to Master Trust GIC contracts, principal protection is purchased from the issuer in the form of a wrap. These wraps are valued based on an internal pricing matrix which uses an income approach to determine the present value of the fee payments related to the contract, using both current contractual fees as well as replacement fees generated by matrix pricing (see Note 5: Interest in the Stable Value Master Trust).

Limited partnerships (classified under Other investments) are generally valued based on the closing market price reported on the active market on which the underlying investments are traded and current appraisals.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

6.	Fair Value Measurements (Continued)

fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s investments at fair value as of December 31, 2010 and 2009:

	Investments at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Master Trust Investments
Money market funds	$500,688,331	$—	$—	$500,688,331
Investment contracts:
Fixed maturity synthetic guaranteed investment contracts	—	603,537,780	—	603,537,780
Constant duration synthetic guaranteed investment contracts	—	2,429,717,391	—	2,429,717,391
Variable rate synthetic guaranteed investment contract	—	10,110,583	—	10,110,583
Guaranteed investment contracts	—	60,691,718	—	60,691,718
Collective investment funds	—	53,117,571	—	53,117,571
Wrap contracts	—	—	3,212,459	3,212,459

Total Master Trust investments	$500,688,331	$3,157,175,043	$3,212,459	$3,661,075,833

	Investments at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Master Trust Investments
Money market funds	$240,731,916	$—	$—	$240,731,916
Investment contracts:
Fixed maturity synthetic guaranteed investment contracts	—	797,995,445	—	797,995,445
Constant duration synthetic guaranteed investment contracts	—	2,172,906,834	—	2,172,906,834
Variable rate synthetic guaranteed investment contract	—	10,409,290	—	10,409,290
Guaranteed investment contracts	—	59,699,218	—	59,699,218
Collective investment funds	—	51,408,790	—	51,408,790
Wrap contracts	—	—	2,563,176	2,563,176

Total Master Trust investments	$240,731,916	$3,092,419,577	$2,563,176	$3,335,714,669

The following table sets forth the summary of changes in the fair value of the Master Trust’s level 3 investments for the years ended December 31, 2010 and 2009:

	Wrap Contracts
	2010	2009

Balance, beginning of year	$2,563,176	$2,917,527
Realized gains (losses)	—	—
Unrealized gains (losses) relating to Master Trust for investments still held at reporting date	—	—
Purchases, sales, issuances, and settlements (net)	649,283	(354,351)
Transfers in to/out of level	—	—

Balance, end of year	$3,212,459	$2,563,176

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

6.	Fair Value Measurements (Continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s non-Master Trust investments at fair value as of December 31, 2010 and 2009:

	Investments at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Money market funds and interest bearing cash	$18,731,821	$1,412,939	$—	$20,144,760
U.S. government and government agency obligations	782,543	—	—	782,543
Corporate debt	—	108,009	—	108,009
Asset-backed securities	—	167,376	—	167,376
Mutual funds
Balanced	819,367	—	—	819,367
Domestic broad market equity	278,613,941	—	—	278,613,941
Domestic large cap equity	1,897,055,993	—	—	1,897,055,993
Domestic mid cap equity	506,593,426	—	—	506,593,426
Domestic REIT equity	168,215,479	—	—	168,215,479
Domestic small cap equity	388,605,921	—	—	388,605,921
Fixed income	453,862,829	—	—	453,862,829
International developed equity	601,853,526	—	—	601,853,526
Collective investment funds	—	748,463,248	—	748,463,248
Common and preferred stocks	1,328,406,342	—	—	1,328,406,342
Other investments	25,720	90,735	—	116,455

Total non-Master Trust investments at fair value	$5,643,566,908	$750,242,307	$—	$6,393,809,215

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

6.	Fair Value Measurements (Continued)

	Investments at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Money market funds and interest bearing cash	$42,982,983	$1,712,166	$—	$44,695,149
U.S. government and government agency obligations	844,928	155,828	—	1,000,756
Corporate debt	—	390,874	—	390,874
Asset-backed securities	—	293,553	—	293,553
Mutual funds
Balanced	760,282	—	—	760,282
Domestic broad market equity	206,791,557	—	—	206,791,557
Domestic large cap equity	1,637,928,037	—	—	1,637,928,037
Domestic mid cap equity	382,574,754	—	—	382,574,754
Domestic REIT equity	110,172,176	—	—	110,172,176
Domestic small cap equity	287,697,567	—	—	287,697,567
Fixed income	373,757,440	—	—	373,757,440
International developed equity	540,353,992	—	—	540,353,992
Collective investment funds	—	594,341,591	—	594,341,591
Common and preferred stocks	1,464,635,361	—	—	1,464,635,361
Other investments	19,260	87,082	—	106,342

Total non-Master Trust investments at fair value	$5,048,518,337	$596,981,094	$—	$5,645,499,431

7.	Net Appreciation in Fair Value of Investments

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows for the year ended December 31, 2010:

U.S. government and government agency obligations	$59,101
Corporate debt	59,466
Asset-backed securities	32,798
Mutual funds	514,547,516
Collective investment funds	87,691,713
Common and preferred stocks	(167,779,799)
Other investments	10,113

Net appreciation in fair value of investments	$434,620,908

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

8.	Plan Termination

Although it has not expressed any intention to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

9.	Related Party Transactions

At the end of 2009, the Plan held investments in the Columbia Fund family totaling $2,080,489,755. These funds were administered and advised by Columbia Management Group (CMG) which was at the time, a non-bank affiliate of the Corporation.

On May 1, 2010, the Corporation completed the sale of CMG’s long-term asset management business. The Corporation retained CMG’s cash business which was renamed BofA Global Capital Management.

These cash funds are advised by BofA Global Advisors, LLC, distributed by BofA Distributors, Inc. and are collectively referred to as the “BofA Funds.” BofA Global Capital Management, BofA Global Advisors, LLC and BofA Distributors, Inc. are all affiliates of BANA and the Corporation.

Certain collective funds in the Plan are managed by BlackRock Investment Management LLC (BlackRock). BlackRock is an indirect, wholly owned subsidiary of BlackRock Inc. The Corporation owns a 7% economic interest in BlackRock, Inc.

As of December 31, 2010, the Plan held investments managed and administered by BofA Global Capital Management of $18,731,821 and received interest thereon of $44,058.

As of December 31, 2010 and 2009, the Plan held investments in Bank of America Corporation Common Stock valued at $1,326,889,607 and $1,462,758,448, respectively. The Plan earned dividends of $3,939,021 on the Bank of America Corporation Common Stock held during the year ended December 31, 2010.

As of December 31, 2010 and 2009, the Plan held investments in BlackRock funds totaling $748,463,248 and $594,341,591, respectively.

The Plan paid direct expenses to the Trustee totaling $201,782 during 2010.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

10.	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31
	2010	2009

Net assets available for benefits per the financial statements	$8,323,940,424	$7,523,184,654
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	44,789,199	24,288,846
Benefit obligations payable	(968,821)	(1,021,448)

Net assets available for benefits per Form 5500	$8,367,760,802	$7,546,452,052

The following is a reconciliation of investment income per the financial statements to the Form 5500:

Year Ended
December 31, 2010

Total income per the financial statements	$1,466,724,315
Adjustment from contract value to fair value for fully benefit-responsive investment contracts
End of year	44,789,199
Beginning of year	(24,288,846)

Total income per Form 5500	$1,487,224,668

The following is a reconciliation of benefits paid to plan participants per the financial statements to Form 5500:

Year Ended
December 31, 2010

Benefits paid to plan participants per the financial statements	$661,159,065
Add: Benefit obligations payable at end of year	968,821
Less: Benefit obligations payable at beginning of year	(1,021,448)

Benefits paid to plan participants per Form 5500	$661,106,438

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

10.	Reconciliation to Form 5500 (Continued)

Benefit obligations payable and related benefits paid are recorded on Form 5500 for those claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date. For financial statement purposes, such amounts are not recorded until paid.

11.	Federal Income Tax Status

On June 9, 2008, the Plan Sponsor was informed by a determination letter from the Internal Revenue Service (IRS) that the Plan was designed in accordance with applicable sections of the IRC. This determination letter covers certain prior amendments to and restatements of the Plan. In January of 2010, the Plan Sponsor filed for an updated determination letter. The application is currently pending review by the IRS.

The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Under present federal income tax laws, a participating employee will not be subject to federal income taxes on the contributions by the employer, or on the interest, dividends or profits on the sale of investments received by the trustee, until the participating employee’s account is distributed.

GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not to be sustained upon examination by the IRS. The tax positions taken by the Plan have been analyzed and, as of December 31, 2010, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

12.	Litigation

The Plan is the subject of litigation involving certain participants’ voluntary transfer of Plan assets to the Pension Plan and whether such transfers were in accordance with applicable law. The outcome of this litigation cannot be predicted at this time.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

12.	Litigation (Continued)

The Plan was the subject of litigation involving alleged market timing arrangements in certain Nations Funds mutual funds in which the Plan was invested. In December 2005, the Corporation and other named defendants in the litigation entered into a settlement that among other things, was contingent upon a minimum threshold amount being received by the Nations Funds shareholders and/or the Nations Funds mutual funds from a previously established regulatory settlement fund. The settlement was approved by the court on October 21, 2010 and the matter is now resolved.

The Plan is the subject of litigation alleging certain ERISA violations related to fees and expenses related to (i) investments by the Plan, the Pension Plan, and their respective predecessor plans in investment funds offered or managed by Corporation subsidiaries or affiliates and (ii) the use of Corporation subsidiaries or affiliates in other matters of plan administration and investment.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2010

( a )	( b )	( c )		( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Number of Shares / Units	Current Value

	Money market and interest bearing cash
	BANK OF DESOTO	CD #10649 INT PD MO DTD 08/06/09 2.350% DUE 08/06/14	90,000	$90,000
	BANK OF DESOTO	CD #10650 INT MO DTD 08/06/09 2.350% DUE 08/06/14	50,000	50,000
	BANK OF DESOTO	CD #13533 INT MO DTD 02/04/10 2.050% DUE 02/04/15	50,000	50,000
	BANK OF TEXAS	CD #7140000235 INT MO DTD 11/18/08 3.940% DUE 11/18/13	99,000	99,000
	BANK OF TEXAS	CD #7140048843 INT MO DTD 05/07/10 1.540% DUE 10/07/11	40,000	40,000
	BBVA COMPASS	CD #1319015978 INT MO DTD 05/23/08 3.210% DUE 05/23/13	99,000	99,000
	BEAL BANK	CD #0120632229 INT MO DTD 08/25/10 1.010% DUE 08/25/11	100,000	100,000
	BEAL BANK	CD #120677919 INT MO DTD 08/03/10 1.010% DUE 08/03/11	50,000	50,000
	BEAL BANK	CD #7500114802 INT RENVST DTD 07/11/08 4.280% DUE 07/11/13	53,245	53,245
	BEAL BANK	CD #7500137713 INT MO DTD 11/16/10 1.010% DUE 11/16/11	70,000	70,000
*	BOFA	CASH RESERVES CAPITAL CLASS	16,711,405	16,711,405
*	BOFA	CASH RESERVES TRUST CLASS	2,020,416	2,020,416
	COMERICA BANK	CD #385106645018 INT MO DTD 01/06/10 0.500% DUE 01/06/11	100,000	100,000
	COMPASS BANK	CD #021-1007340035 INT MO DTD 02/20/10 0.895% DUE 02/20/11	100,000	100,000
	HILLCREST BANK	CD #62639803 INT MO DTD 08/05/10 2.750% DUE 08/05/15	90,000	90,000
	NATIONAL BANK OF KANSAS CITY	CD #54733 INT MO DTD 03/10/06 5.020% DUE 03/10/11	57,000	57,000
	PARK CITIES BANK	CD #37004765 INT MO DTD 08/16/10 2.020% DUE 08/16/13	70,000	70,000
	TRANSPORTATION ALLIANCE BANK	CD #730006202 INT PD MO DTD 05/19/06 5.250% DUE 05/19/11	25,000	25,000
	TRANSPORTATION ALLIANCE BANK	CD #730008133 INT MO DTD 07/17/06 5.610% DUE 07/17/11	73,000	73,000
	USAA FEDERAL SAVINGS BANK	CD #0005353200 INT MO DTD 07/06/10 1.590% DUE 01/06/12	100,000	100,000
	USAA FEDERAL SAVINGS BANK	CD #5390012 INT RENVST DTD 10/18/06 5.510% DUE 10/18/11	31,436	31,436
	USAA FEDERAL SAVINGS BANK	CD #005357092 INT RENVST DTD 02/24/07 5.080% DUE 02/24/12	65,258	65,258

	Total money market and interest bearing cash			20,144,760

	U.S. government and government agency obligations
	UNITED STATES	TREAS BILL DTD 03/11/10 DUE 03/10/11	4,500	4,499
	UNITED STATES	TREAS BILL DTD 08/26/10 DUE 08/25/11	12,000	11,985
	UNITED STATES	TREAS NT DTD 02/15/02 4.875% DUE 02/15/12	100,000	105,012
	UNITED STATES	TREAS NT DTD 02/17/04 4.000% DUE 02/15/14	100,000	108,938
	UNITED STATES	TREAS NT DTD 08/15/03 4.250% DUE 08/15/13	100,000	108,875
	UNITED STATES	TREAS NT DTD 08/15/05 4.250% DUE 08/15/15	100,000	110,727
	UNITED STATES	TREAS NT DTD 08/15/07 4.750% DUE 08/15/17	100,000	113,398
	UNITED STATES	TREAS NT DTD 11/15/02 4.000% DUE 11/15/12	100,000	106,461
	UNITED STATES	TREAS NT DTD 11/15/06 4.625% DUE 11/15/16	100,000	112,648

	Total U.S. government and government agency obligations			782,543

	Corporate debt
	GENERAL ELEC CO	SR UNSECD NT DTD 12/06/07 5.250% DUE 12/06/17	100,000	108,009

	Total corporate debt			108,009

	Asset-backed securities
	GOVERNMENT NATL MTG ASSN	POOL #124950 DTD 05/01/85 9.000% DUE 05/15/15	1,081	1,092
	GOVERNMENT NATL MTG ASSN	POOL #141703 DTD 10/01/85 11.50% DUE 10/15/15	156	157
	GOVERNMENT NATL MTG ASSN	POOL #166126 DTD 07/01/86 9.500% DUE 07/15/16	234	265
	GOVERNMENT NATL MTG ASSN	POOL #180576 DTD 03/01/87 8.000% DUE 03/15/17	661	751
	GOVERNMENT NATL MTG ASSN	POOL #194375 DTD 03/01/87 9.000% DUE 02/15/17	271	273
	GOVERNMENT NATL MTG ASSN	POOL #197040 DTD 03/01/87 8.000% DUE 03/15/17	1,198	1,362
	GOVERNMENT NATL MTG ASSN	POOL #320835 DTD 04/01/92 7.500% DUE 04/15/22	613	684
	GOVERNMENT NATL MTG ASSN	POOL #342553 DTD 03/01/93 7.500% DUE 03/15/23	251	289
	GOVERNMENT NATL MTG ASSN	POOL #411479 DTD 11/01/95 7.500% DUE 11/15/25	1,934	2,231
	GOVERNMENT NATL MTG ASSN	POOL #559513 DTD 04/01/01 6.500% DUE 04/15/31	2,855	3,241
	GOVERNMENT NATL MTG ASSN	POOL #595192 DTD 11/01/02 5.000% DUE 11/15/32	29,865	31,940
	GOVERNMENT NATL MTG ASSN	POOL #604337 DTD 05/01/03 5.500% DUE 05/15/33	13,683	14,865
	GOVERNMENT NATL MTG ASSN	POOL #604740 DTD 11/01/03 5.000% DUE 11/15/33	13,693	14,615
	GOVERNMENT NATL MTG ASSN	POOL #604897 DTD 12/01/03 5.000% DUE 12/15/33	13,701	14,623
	GOVERNMENT NATL MTG ASSN	POOL #605098 DTD 03/01/04 5.000% DUE 03/15/34	36,772	39,212
	GOVERNMENT NATL MTG ASSN	POOL #614160 DTD 06/01/03 5.500% DUE 06/15/33	6,893	7,488
	GOVERNMENT NATL MTG ASSN	POOL #627930 DTD 02/01/04 5.500% DUE 02/15/34	12,523	13,601
	GOVERNMENT NATL MTG ASSN	POOL #641277 DTD 04/01/05 5.000% DUE 04/15/35	19,417	20,687

	Total asset-backed securities			167,376

*	Investments with parties-in-interest as defined under ERISA.

Column (d) Cost was omitted as all investments are participant-directed.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2010

( a )	( b )	( c )		( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Number of Shares / Units	Current Value

	Mutual funds
	ALLIANCEBERNSTEIN	INTERMEDIATE BD PORTFOLIO	12,339	$132,896
	AMERICAN FUNDS	GROWTH FUND OF AMERICA	11,024,266	335,578,659
	COLUMBIA	CORE BOND FUND	22,801,555	249,677,027
	COLUMBIA	FEDERAL SECURITIES FUND	18,144	197,771
	COLUMBIA	LARGE CAP INDEX FUND	28,318,909	687,866,292
	COLUMBIA	LARGE CAP VALUE FUND	18,452,373	212,571,338
	COLUMBIA	MARSICO FOCUSED EQUITIES FUND	10,039,794	233,023,622
	COLUMBIA	MID CAP INDEX FUND	43,959,594	506,414,526
	COLUMBIA	MULTI-ADVISOR INTL EQUITY FUND	16,703,706	203,284,106
	COLUMBIA	SHORT TERM BOND FUND	52,570	522,021
	COLUMBIA	SMALL CAP INDEX FUND	19,590,322	338,520,764
	COLUMBIA	STRATEGIC INCOME FUND	2,419	14,346
	COLUMBIA	TOTAL RETURN BOND FUND	6,620	66,132
	DODGE & COX	STOCK FUND	3,967,432	427,530,442
	DWS	SHORT DURATION PLUS FUND	4,885	46,452
*	FIDELITY	ASSET MANAGER FUND	12,029	185,490
*	FIDELITY	DISCIPLINED EQUITY FUND	2,582	58,169
*	FIDELITY	DIVERSIFIED INTERNATIONAL FUND	13,219,342	398,563,169
*	FIDELITY	FINANCIAL TRUST EQUITY INCOME II FUND	3,098	56,529
*	FIDELITY	REAL ESTATE INVESTMENT PORTFOLIO	6,547,897	168,215,479
	INVESCO VAN KAMPEN	US MORTGAGE FUND	5,994	77,927
	LEGG MASON BATTERYMARCH	US SMALL CAP EQUITY PORTFOLIO INSTITUTIONAL FUND	5,174,087	50,085,157
	MTB	INTERNATIONAL EQUITY FUND	679	6,251
	NICHOLAS FUND INC	NICHOLAS FUND	3,962	178,900
	VANGUARD	500 INDEX FUND	940	108,866
	VANGUARD	GNMA FUND	58,984	633,487
	VANGUARD	INFLATION PROTECTED SECURITIES FUND	4,729,590	49,187,737
	VANGUARD	INSTITUTIONAL TOTAL STOCK MARKET INDEX FUND	9,762,226	278,613,941
	VANGUARD	INTERMEDIATE TERM TREASURY FUND	9,254	104,842
	VANGUARD	WELLESLEY INCOME FUND	1,494	32,421
	VANGUARD	WELLINGTON FUND	19,339	601,456
	VANGUARD	WINDSOR FUND	1,153	15,571
	VANGUARD	WINDSOR II FUND	9,603	246,505
	WESTERN ASSET	CORE BOND PORTFOLIO	13,414,444	153,192,949
	WESTERN ASSET	HIGH INCOME OPPORTUNITY FUND INC	1,520	9,242

	Total mutual Funds			4,295,620,482

	Collective investment funds
*	BLACKROCK	LIFEPATH INDEX 2015 FUND	9,818,710	104,274,697
*	BLACKROCK	LIFEPATH INDEX 2020 FUND	11,680,333	121,592,261
*	BLACKROCK	LIFEPATH INDEX 2025 FUND	11,327,249	115,764,487
*	BLACKROCK	LIFEPATH INDEX 2030 FUND	10,396,993	104,385,810
*	BLACKROCK	LIFEPATH INDEX 2035 FUND	9,366,608	92,448,417
*	BLACKROCK	LIFEPATH INDEX 2040 FUND	7,032,588	68,286,433
*	BLACKROCK	LIFEPATH INDEX 2045 FUND	3,646,721	34,862,650
*	BLACKROCK	LIFEPATH INDEX 2050 FUND	3,019,426	28,865,713
*	BLACKROCK	LIFEPATH INDEX 2055 FUND	131,123	1,483,005
*	BLACKROCK	LIFEPATH INDEX RETIREMENT FUND	6,879,476	76,499,775

	Total collective investment funds			748,463,248

	Common and preferred stocks
	ABBOTT LABS	COMMON STOCK	800	38,328
	ALLIANZ SOCIETAS EUROPAEA-SE	PREFERRED STOCK	800	21,025
	AMERCO	PREFERRED STOCK	400	10,376
	AMEREN CORP	COMMON STOCK	400	11,276
	AMERICAN ELEC PWR INC	COMMON STOCK	400	14,392
	AT&T INC	COMMON STOCK	1,277	37,518
*	BAC CAP TRUST	PREFERRED STOCK	1,000	24,250
*	BANK AMER CORP	COMMON STOCK	99,466,987	1,326,889,607
*	BANK AMER CORP	PREFERRED STOCK	800	20,648
	BARCLAYS BK PLC	PREFERRED STOCK	800	20,560
	BP PLC	COMMON STOCK	3,686	162,810
	CITIGROUP INC	COMMON STOCK	1,000	4,730

*	Investments with parties-in-interest as defined under ERISA.

Column (d) Cost was omitted as all investments are participant-directed.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2010

( a )	( b )	( c )		( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Number of Shares / Units	Current Value

	CNO FINL GROUP INC	COMMON STOCK	15	$102
	COMCAST CORP	COMMON STOCK	145	3,186
	CONOCOPHILLIPS	COMMON STOCK	800	54,480
	CONSTELLATION ENERGY GROUP INC	PREFERRED STOCK	800	21,320
	CORTS TRUST	PREFERRED STOCK	800	20,088
*	COUNTRYWIDE	PREFERRED STOCK	800	19,680
	EXXON MOBIL CORP	COMMON STOCK	3,600	263,231
	GENERAL ELEC CO	COMMON STOCK	1,500	27,435
	GREAT ATLANTIC & PAC TEA INC	PREFERRED STOCK	800	5,520
	HOSPIRA INC	COMMON STOCK	80	4,455
	INTERNATIONAL BUSINESS MACHS	COMMON STOCK	800	117,408
	JPMORGAN CHASE & CO	PREFERRED STOCK	800	22,040
	M&T CAP TRUST IV	PREFERRED STOCK	800	21,296
	MERCK & CO INC	COMMON STOCK	1,261	45,446
	NEXTERA ENERGY INC	COMMON STOCK	2,000	103,980
	PFIZER INC	COMMON STOCK	6,000	105,060
	PPLUS TRUST	PREFERRED STOCK	1,000	24,690
	PRUDENTIAL FINL INC	PREFERRED STOCK	800	21,992
	ROYAL DUTCH SHELL PLC	COMMON STOCK	1,000	66,780
	SCANA CORP	COMMON STOCK	631	25,619
	SHIP FIN INTL LTD	COMMON STOCK	2,105	45,300
	SUNTRUST CAP	PREFERRED STOCK	800	20,648
	TELEPHONE & DATA SYS INC	PREFERRED STOCK	1,600	39,760
	TORTOISE CAP RESOURCES CORP	COMMON STOCK	2,000	14,600
	WELLS FARGO CAP	PREFERRED STOCK	800	22,040
	XCEL ENERGY INC	COMMON STOCK	1,472	34,666

	Total common and preferred stocks			1,328,406,342

	Other investments
	ENTERTAINMENT PPTYS TRUST	REAL ESTATE INVESTMENT TRUST	600	14,694
	HOSPITALITY PPTYS TRUST	REAL ESTATE INVESTMENT TRUST	400	9,592
	PENGROWTH	ENERGY TRUST	2,000	25,720
	PUBLIC STORAGE INC	REAL ESTATE INVESTMENT TRUST	1,600	40,496
	PUBLIC STORAGE INC	REAL ESTATE INVESTMENT TRUST	800	20,344
	SUBURBAN PROPANE PARTNERS LP	LIMITED PARTNERSHIP	100	5,609

	Total other investments			116,455

	Total non-Master Trust investments			$6,393,809,215

*	Participant loans	INTEREST RATES RANGING FROM 4.25% TO 11.50%		$156,851,309

*	Investments with parties-in-interest as defined under ERISA.

Column (d) Cost was omitted as all investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE BANK OF AMERICA 401(K) PLAN

Date: June 28, 2011	/s/ SUSAN E. KELLY
Senior Vice President Retirement Service Delivery Executive Bank of America Corporation

Exhibit Index

Exhibit No.	Description

23.1	Consent of Morris, Davis & Chan LLP, Independent Registered Public Accounting Firm.